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SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the year ended December 29, 2002
☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-3551

EQUITABLE RESOURCES, INC.
EMPLOYEE SAVINGS PLAN
(Full title of the Plan and address of the Plan,
if different from that of the issuer named below)

EQUITABLE RESOURCES, INC.

One Oxford Centre, Suite 3300, 301 Grant Street,
Pittsburgh, Pennsylvania 15219

(Name of issuer of the securities held pursuant to the
Plan and the address of principal executive office)

CONTENTS

Page
Report of independent auditors	2
Financial statements
Statements of net assets available for benefits	3
Statements of changes in net assets available for benefits	4
Notes to financial statements	5-8
Supplementary information
Schedule H:
Line 4i—Schedule of Assets (Held at End of Year)	9
Schedule H:
Line 4j—Schedule of Reportable Transactions	10
Signature	11
Index to Exhibits	12

REPORT OF INDEPENDENT AUDITORS

Benefits Administration Committee
Equitable Resources, Inc. Employee Savings Plan

        We have audited the accompanying statements of net assets available for benefits of the Equitable Resources, Inc. Employee Savings Plan as of December 29, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 29, 2002 and 2001, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

        Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 29, 2002 and reportable transactions for the year then ended are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Pittsburgh, Pennsylvania
May 2, 2003

EQUITABLE RESOURCES, INC.
EMPLOYEE SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 29
	2002	2001
Investments, at fair value:
Mutual funds	$30,692,310	$37,808,067
Common/collective trusts	9,761,112	8,244,883
Employer Stock Funds	11,441,512	11,487,206
Participant loans	458,219	500,857
Contribution receivable—employee	126,303	—
Contribution receivable—employer	105,212	—

Net assets available for benefits	$52,584,668	$58,041,013

See accompanying notes.

EQUITABLE RESOURCES, INC.
EMPLOYEE SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year ended December 29
	2002	2001
Additions:
Investment income:
Interest and dividends	$1,116,005	$1,829,019
Interest on participant loans	37,400	41,591

Total investment income	1,153,405	1,870,610
Net depreciation in fair value of investments	(7,700,759)	(6,723,085)
Contributions:
Matching	3,095,298	2,799,149
Contract	4,661,562	4,643,815

Total contributions	7,756,860	7,442,964

Total additions	1,209,506	2,590,489
Deductions:
Withdrawals by participants	6,682,888	6,087,256
Expenses	—	1,970

Total deductions	6,682,888	6,089,226
Transfers from affiliated plan	20,597	(79,385)
Other	(3,560)	1,275

Net decrease in net assets available for benefits	(5,456,345)	(3,576,847)
Net assets available for benefits:
At beginning of year	58,041,013	61,617,860

At end of year	$52,584,668	$58,041,013

See accompanying notes.

EQUITABLE RESOURCES, INC.
EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS FOR THE YEAR ENDED
DECEMBER 29, 2002

1.     Description of Plan

        The following description of the Equitable Resources, Inc. Employee Savings Plan (Plan) provides only general information. Participants should refer to the summary plan description for a more complete description of the Plan's provisions.

  General

        The Plan is a defined contribution profit sharing and savings plan, with a 401(k) salary reduction feature, implemented on September 1, 1985, by Equitable Resources, Inc. and certain subsidiaries (the Company or Companies) (unless the represented employee's collective bargaining agreement specifically provides for participation).

        All regular, full-time, part-time, non-union employees of the Companies are eligible to participate in the Plan on his or her first day of employment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

  Contributions

        Participants can elect to contribute between 1% and 15% of eligible earnings to the Plan, subject to Internal Revenue Code (IRC) limitations. These contributions are referred to as contract contributions.

        Prior to January 1, 1999, the Company matched 50% of the first 6% of participants' contract contributions. Effective January 1, 1999, the Company will match a percentage of the first 6% of the participants' contract contributions based on years of service for participants in the NORESCO and Equitable Services divisions as follows:

Years of Service	Matching Contribution Percentage
Less than one year	50%
More than one year and less than three years	75%
More than three years	100%

        All other participants will receive a match of 50% of the first 6% of their contract contributions.

        In addition, Equitable Production Company and Equitable Headquarters participants receive a performance contribution which is determined on an annual basis at the discretion of the Company. During 2002 and 2001, the amount of the performance contribution was 6% of eligible compensation.

        In addition, effective January 1, 1999, the matching contribution shall be invested in the Employer Stock Fund until the participant is 100% vested. After the participant is 100% vested, the matching contribution will follow the participant's contract investment election(s). The Employer Stock Fund consists of the Equitable Resources Stock Fund and effective May 1, 2002, the Equitable Resources Stock Fund-ESOP account (ESOP). The ESOP feature operates as an account within the Plan that will hold shares invested in the Equitable Resources Stock Fund. All participant and Company contributions made before May 1, 2002 that were invested in the Equitable Resources Stock Fund were allocated to the ESOP portion of the plan. After May 1, 2002, new contributions invested in the Equitable Resources Stock Fund will transfer to the ESOP on a quarterly basis. Participants can elect to receive dividends from the ESOP in cash or to be paid to their account and reinvested in the Equitable Resources Stock Fund.

  Rollover Contributions

        Participants are allowed to make rollover contributions (contributions transferred to the Plan from other qualified retirement plans), subject to certain requirements.

  Vesting

        Participants are 100% vested in the value of contract contributions made, and any rollover contributions.

        If employment is terminated for any reason other than retirement, death, or total and permanent disability, a participant is entitled to receive the vested value of any employer contributions.

        Matching contributions vest in accordance with the following schedule:

Years of Continuous Service	Vested Interest
One year	33%
Two years	66%
Three years	100%

        Amounts forfeited by participants upon termination are used to reduce the amount of the Company's future employer contributions to the Plan. In 2002 and 2001, forfeitures of approximately $28,208 and $94,300, respectively, were used to offset contributions.

        Upon retirement, death or total and permanent disability of the participant or termination of the Plan, a participant is entitled to receive the full value of any employer contributions, regardless of years of continuous service.

  Withdrawals by Participants

        Payments to participants can be made as follows: a lump-sum distribution, a direct rollover, if applicable, or, in the case of a distribution on account of retirement or total and permanent disability, equal periodic payments over the lesser of: a) the life expectancy of the participant and beneficiary or b) twenty (20) years.

  Loans to Participants

        A participant may borrow money from the Plan in amounts up to the lesser of $50,000 or 50% of the vested balance of a participant's account.

  Administrative Expenses

        The plan sponsor pays administrative expenses associated with the Plan except for investment management fees which are paid by the Plan.

2.     Summary of Significant Accounting Policies

  Basis of Accounting

        The financial statements of the Plan are prepared under the accrual method of accounting.

  Investments

        Short-term investments are valued at cost, which approximates market. The Employer Stock Fund consisting of Equitable Resources, Inc. common stock (Company common stock) is valued at market price as quoted on the New York Stock Exchange. The contracts included in the Putnam Stable Value Fund are valued at face value, which approximates market. Other investments are valued at market. There were 328,307 and 336,967 shares of Company common stock as of December 29, 2002 and 2001, respectively.

  Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3.     Plan Termination

        Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, the interests of all affected participants will become fully vested.

4.     Investments

        The Plan's investments (including investments purchased, sold, as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

	Net Changes in Fair Value
	December 29
	2002	2001
Investments at fair value as determined by quoted market prices:
Registered investment companies	$(7,861,578)	$(7,021,270)
Common/collective trusts	(100,315)	(18,351)
Company stock	261,134	316,536

	$(7,700,759)	$(6,723,085)

        Investments that represent 5% or more of fair value of the Plan's net assets are as follows:

	December 29
	2002	2001
The George Putnam Fund of Boston	$4,148,642	$4,707,117
The Putnam Fund for Growth and Income	5,810,630	8,179,778
Putnam Voyager Fund	8,967,963	13,274,981
Putnam International Growth Fund	3,116,887	3,891,517
Putnam Stable Value Fund	8,873,290	7,619,253
Employer Stock Funds*	11,441,512	11,487,206

*
Nonparticipant-directed

        Information about the net asset and significant components of the changes in net assets related to the nonparticipant-directed investments is as follows:

	Year ended December 29
	2002	2001
Net asset:
Employer Stock Funds	$11,441,512	$11,487,206

Changes in net assets:
Dividend income	$221,318	$210,281
Net appreciation in fair value of investments	261,134	316,536
Employer contributions	1,009,262	1,003,841
Employee contributions	330,992	353,719
Withdrawals by participants	(902,385)	(834,293)
Expenses	—	(221)
Transfers to funds	(740,280)	(553,567)
Other	(225,735)	(97,944)

	$(45,694)	$398,352

5.     Income Tax Status

        The Plan has received a determination letter from the Internal Revenue Service dated November 26, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

SUPPLEMENTARY INFORMATION

EQUITABLE RESOURCES, INC.
EMPLOYEE SAVINGS PLAN

Plan 202 EIN: 25-0464690
Schedule H, Line 4i—Schedule of Assets (Held at End of Year)
December 29, 2002

	Identity of Issue	Description of Investment	Cost	Current Value
*	Putnam Bond Index Fund	Common/collective trust	(a)	$411,427
	Alger Mid Cap Retirement Fund	Mutual fund	(a)	646,223
	Pimco Total Return Administrative Fund	Mutual fund	(a)	880,093
	Alger Small Cap Retirement Fund	Mutual fund	(a)	104,137
	Neuberger Berman Genesis Trust	Mutual fund	(a)	1,359,448
	Pending Account	Noninterest-bearing cash	(a)	19,214
*	The George Putnam Fund of Boston	Mutual fund	(a)	4,148,642
*	The Putnam Fund for Growth and Income	Mutual fund	(a)	5,810,630
*	Putnam Investors Fund	Mutual fund	(a)	75,634
*	Putnam Income Fund	Mutual fund	(a)	1,524,618
*	Putnam Global Equity Fund	Mutual fund	(a)	39,936
*	Putnam Vista Fund	Mutual fund	(a)	193,767
*	Putnam Voyager Fund	Mutual fund	(a)	8,967,963
*	Putnam Growth Opportunities Fund	Mutual fund	(a)	152,691
*	Putnam OTC and Emerging Growth Fund	Mutual fund	(a)	120,048
*	Putnam Asset Allocation—Growth Portfolio	Mutual fund	(a)	2,001,238
*	Putnam Asset Allocation—Balanced Portfolio	Mutual fund	(a)	1,095,672
*	Putnam Asset Allocation—Conservative Portfolio	Mutual fund	(a)	435,469
*	Putnam S&P 500 Index Fund	Common/collective trust	(a)	476,395
*	Putnam International Growth Fund	Mutual fund	(a)	3,116,887
	Loan Fund	Participant loans—6% to 10.50%	—	458,219
*	EQT Common Stock Non-ESOP	Equitable securities—common stock	$147,196	143,789
*	EQT Common Stock ESOP	Equitable securities—common stock	$7,933,872	11,297,723
*	Putnam Stable Value Fund	Common/collective trust	(a)	8,873,290

				$52,353,153

(a)
Cost information not required as per Special Rule for certain participant-directed transactions.

*
Party-in-interest to the Plan.

EQUITABLE RESOURCES, INC.
EMPLOYEE SAVINGS PLAN

Plan 202 EIN: 25-0464690
Schedule H, Line 4j—Schedule of Reportable Transactions
Year ended December 29, 2002

Identity of Party Involved	Description of Investment	Purchase Price	Selling Price	Cost of Asset	Current Value of Asset on Transaction Date	Net Gain
Category (i)—individual transaction in excess of 5% of plan assets
Equitable Resources, Inc.	Employer Stock Fund-ESOP	$11,498,164	$—	$11,498,164	$11,498,164	$—
Category (iii)—series of transactions in excess of 5% of plan assets
Equitable Resources, Inc.	Employer Stock Fund-Non-ESOP	—	13,969,682	9,218,129	13,969,682	4,751,553
Equitable Resources, Inc.	Employer Stock Fund-ESOP	14,115,613	—	14,115,613	14,115,613	—

There were no category (ii) or (iv) reportable transactions during 2002.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Benefits Administration Committee of the Plan have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

EQUITABLE RESOURCES, INC. EMPLOYEE SAVINGS PLAN (Name of Plan)
By	/s/ David J. Smith David J. Smith Plan Administrator

June 27, 2003

INDEX TO EXHIBITS

Exhibit No.	Description	Sequential Page No.
23	Consent of Independent Auditors	13
99	Certification by David J. Smith and David L. Porges pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	14

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CONTENTS
REPORT OF INDEPENDENT AUDITORS
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
NOTES TO FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 29, 2002
SUPPLEMENTARY INFORMATION
Schedule H, Line 4i—Schedule of Assets (Held at End of Year)  December 29, 2002
Schedule H, Line 4j—Schedule of Reportable Transactions Year ended December 29, 2002
SIGNATURE
INDEX TO EXHIBITS